SEC 4-5-04

04015361

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 2 2004

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 26318 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 03 (MM/DD/YY) AND ENDING 12 / 31 / 03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Commerce Capital Markets, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2005 Market Street – Suite 200**

(No. and Street)

| Philadelphia | Pennsylvania | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Terrence J. Malloy, Chief Financial Officer** **(215) 282-4400**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| 2001 Market Street | Philadelphia | Pennsylvania | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Vincent J. Stafford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Commerce Capital Markets, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

EVP / Chief Executive Officer

Title

Carmen E. Guzman 4/1/04

Notary Public

Notarial Seal
Carmen E. Guzman, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Feb. 26, 2005

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2003

# Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

# Report of Independent Auditors

The Board of Directors
Commerce Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Markets, Inc. (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Markets, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As described in Note 7, the Company's net capital requirement has been restated.

Ernst & Young LLP

February 16, 2004

# Commerce Capital Markets, Inc.

## Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash | $ 6,967,229 |
| Cash segregated in compliance with federal and other regulations | 500,000 |
| Receivable from customers | 7,680,068 |
| Receivable from brokers and dealers | 11,903,246 |
| Securities owned at market value | 170,458,073 |
| Prepaid expenses | 233,724 |
| Good faith deposits | 405,599 |
| Accrued income receivable | 1,081,605 |
| Accrued interest receivable | 933,069 |
| Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,362,513) | 2,366,318 |
| Other assets | 68,543 |
| Total assets | $ 202,597,474 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Payable to brokers and dealers | $ 18,664,901 |
| Payable to customers | 492,117 |
| Accrued expenses | 5,507,675 |
| Taxes payable—current | 2,321,441 |
| Taxes payable—deferred | 331,715 |
| Other liabilities | 805,438 |
| Total liabilities | 28,123,287 |
| | |
| Stockholder's equity: | |
| Common stock—authorized 10,000 shares; issued 4,684 shares, no par or stated value | 259,559 |
| Additional capital | 66,290,095 |
| Temporary capital | 70,500,000 |
| Retained earnings | 37,424,533 |
| Total stockholder's equity | 174,474,187 |
| Total liabilities and stockholder's equity | $ 202,597,474 |

*See accompanying notes.*

## 1. Organization

Commerce Capital Markets, Inc. (the Company), a wholly-owned operating subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. CBNA is a wholly-owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multibank holding company headquartered in Cherry Hill, New Jersey.

The Company primarily underwrites and trades in state and municipal securities. The Company also provides corporate and municipal finance services, including private placements and financial advisory services for its customers and the customers of the Bancorp. In addition, the Company provides investment services, consisting primarily of the sale of investment products, to retail customers.

## 2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

### Investment Securities

Security transactions are accounted for on a trade-date basis with the resulting receivables and payables classified as amounts due to or from pending transactions.

Securities owned consist primarily of state and municipal obligations which are valued at fair value. The fair value of securities owned is based primarily on quoted market prices, dealer quotes, and prices obtained from independent third parties.

### Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

## 2. Significant Accounting Policies (continued)

### Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful life.

### Financial Instruments

Short-term receivables are recorded at contracted amounts approximating fair value.

Derivative financial instruments used to offset the market risk associated with trading include futures and options and are carried at market value, which is based on quoted market prices. Fair values of option contracts and futures transactions, as well as cash maintained in a related brokerage account, are recorded as receivable from and payable to brokers and dealers.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

## 3. Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers at December 31, 2003, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 6,976,827 | $ 9,537,116 |
| Unsettled trades | – | 9,127,785 |
| Derivative financial instruments | 4,926,419 | – |
| | $ 11,903,246 | $ 18,664,901 |

## 4. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

## 5. Securities Owned

At December 31, 2003, securities owned by the Company are comprised of the following:

| | Fair Value |
|---|---|
| State and municipal bonds | $ 162,393,276 |
| State and municipal notes | 8,064,797 |
| | $ 170,458,073 |

## 6. Short-Term Bank Loan

The Company has a $50 million line of credit with State Street Corporation used to facilitate the securities settlement process. This loan is a demand obligation and bears interest at the federal funds rate plus 75 basis points. There were no borrowings outstanding against this line of credit throughout 2003 and at December 31, 2003.

## 7. Net Capital Requirements (Restated)

The Company has restated Note 7 of the statement of financial condition regarding net capital, capital in excess of net capital requirements, and the Company's ratio of aggregate indebtedness to net capital. The restatement relates to adjustments to the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission. All information presented in the statement of financial condition and related notes includes the restatement of net capital. The effect of the restatement decreased net capital and capital in excess of net capital requirements by $2,985,124 and increased the Company's ratio of aggregate indebtedness to net capital by 0.01.

## 7. Net Capital Requirements (Restated) (continued)

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires it maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company's net capital was $80,731,515, which was $79,507,096 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .23 to 1.

## 8. Lease Commitments

The Company leases its main office space from Bancorp. Minimum rental commitments associated with this lease are included in the table below.

At December 31, 2003, minimum rental commitments under all noncancelable leases were as follows:

| Year ended December 31 | Total |
|---|---|
| 2004 | $ 458,000 |
| 2005 | 464,000 |
| 2006 | 464,000 |
| 2007 | 77,000 |
| 2008 | – |
| Thereafter | – |
| Total | $ 1,463,000 |

## 9. Derivative Financial Instruments and Concentrations of Credit Risk

As part of its broker-dealer activities, the Company maintains an inventory of securities for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the inventory, the Company buys and sells a variety of derivative financial instruments including futures and option contracts. Market risk includes changes in interest rates or value fluctuations in the underlying financial instruments. The Company's hedging strategy is to offset the market risk associated with its inventory through the buying and selling of futures and option contracts. The Company regularly sells financial future contracts not yet purchased (short sales) to offset the market risk associated in the inventory. Short positions may expose the Company to market risk in the event prices increase as the Company may be obligated to acquire the future contracts at prevailing market prices. The Company uses

**9. Derivative Financial Instruments and Concentrations of Credit Risk (continued)**

notional (contract) amounts to measure derivative activity. Notional amounts are not included on the statement of financial condition, as those amounts are not actually paid or received at settlement. The following table reflects the open commitments for futures and options and the associated unrealized gains (losses) as of December 31, 2003:

| Commitments | Net Contracts Outstanding Long/(Short) | Notional Amount Long | Notional Amount (Short) | Unrealized Gain (Loss) |
|---|---|---|---|---|
| Treasury bond futures | (30) | $ – | $ (3,000,000) | $ (67,969) |
| Treasury bond put options | (50) | – | (5,000,000) | 3,106 |
| Treasury bond call options | (975) | – | (97,500,000) | 342,804 |
| Total commitments | (1,055) | $ – | $ (105,500,000) | $ 277,941 |

The average notional amount for futures and options contracts for the year ended December 31, 2003 was $240,900,000.

The notional amounts of derivative financial instruments do not represent the potential risk from counterparty nonperformance. Transactions in derivative financial instruments are conducted through regulated exchanges, which guarantee performance of counterparties, and settle in cash on a daily basis. The Company believes these factors minimize credit risk.

The Company's business involves the participation in underwriting activities primarily with public entities in and contiguous to the Commonwealth of Pennsylvania and New Jersey. As part of this activity, the Company executes commitments to acquire securities and execute security sale transactions with customers. The Company is exposed to market risk if the value of the securities which the Company has committed to underwrite declines before the closing of the transaction. Credit risk is eliminated at a transaction closing at which time funds are exchanged for the underwritten securities. There were no commitments to acquire securities at December 31, 2003.

The Company is involved in investment banking and trading services to underwrite, sell, and make a market in high yield securities. High yield securities have been defined as debt securities which are nonrated or those rated by *Standard and Poor's* as BB+ and *Moody's* as BB or lower (or equivalent ratings for other instruments). These activities expose the Company to higher degrees of credit risk than that associated with investment-grade securities. As of December 31, 2003, the Company held nonrated securities with a combined market value of approximately $8,065,000.

**10. Related Party Transactions**

The Company provides management and administrative services to Commerce Capital Investments, Inc., an affiliated broker-dealer. At December 31, 2003, the Company recorded a receivable of $36,846 related to these services. Additionally, the Company reimburses CBNA for various shared services and certain employee benefit costs made on the Company's behalf, in the ordinary course of business. At December 31, 2003, the Company recorded a payable of $104,638 for reimbursements owed to CBNA. Bancorp and certain other affiliates provide but do not charge the Company for administrative services, information systems support, training, internal audit services, credit analysis, and general support services. In addition, CCMI reimburses Bancorp for the use of Bancorp's trademarks, marketing intangibles and customer base. The financial condition may have been significantly different had the Company been autonomous.

The Company's inventory and normal operating needs are funded through capital contributions from CBNA on an as-needed basis. Excess capital not utilized by the Company is distributed to CBNA as a return of capital. For the year ended December 31, 2003, the Company made net capital distributions to CBNA of $155,600,000. At December 31, 2003, $70,500,000 of the Company's capital, which is included as temporary capital in the stockholder's equity section on the statement of financial condition, is not allowable pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC.

Cash on deposit with Bancorp and its bank subsidiaries was $5,574,713 at December 31, 2003, which included cash segregated in compliance with federal and other regulations of $500,000.